[Translation]


Cabinet Office Ordinance Concerning Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Form No. 1

Cover page


Filing Document (2):                          Report on Amendment No. 5

Based on:                                     Article 27-25, Paragraph 1 of the Securities and Exchange
                                              Law

Filed with:                                   Director of Tokai Local Finance Bureau

Name (3):                                     Fujio Cho, President, Toyota Motor Corporation

Address or Location of Head Office (3):       1 Toyota-cho, Toyota City, Aichi Prefecture

Effective Date of Reporting Duty (4):         March 11, 2005

Filing Date:                                  March 16, 2005

Total Number of Submitter and Joint Holders   1
(persons):

Submitting Method (5):                        Other


I. Matters Regarding Issuing Company (6)

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   Name of Issuing Company           Zypro, Inc.
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   Company Code                      7511
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   Listed / Over-the-counter         Listed
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   Listed Securities Exchange(s)     JASDAQ
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   Location of Head Office           1-3, Shimomeguro 1-chome, Meguro-ku, Tokyo
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II.  Matters Regarding Submitter

   1. Submitter (Bulk Holder)/1 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
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   Individual / Judicial person      Judicial person (Joint stock company)
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   Name                              Toyota Motor Corporation
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   Address or Location of Head       1 Toyota-cho, Toyota City, Aichi Prefecture
   Office
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   Former Name
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   Former Address or Location of
   Head Office
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


       [2] Individual
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
   Date of Birth
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   Occupation
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   Name of Company
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   Address of Company
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       [3] Judicial Person
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   Date of Incorporation             August 27, 1937
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   Name of Representative            Fujio Cho
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   Title of Representative           President
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   Business Purposes                 Manufacture, sale, leasing and repair of motor vehicles, ships, aircraft, other transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.
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       [4] Place to Contact
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   Place to Contact and Name of      Yuji Maki, General Manager of Financial Reporting Department,
   Person in Charge                  Accounting Division
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   Telephone Number                  0565-28-2121
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     (2) Holding Purposes (9)
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   For strategic investment (maintenance and development of the business relationship)
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

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

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                                     Main Text of Article        Article 27-23,           Article 27-23,
                                      27-23, Paragraph 3      Paragraph 3, Item 1      Paragraph 3, Item 2
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
  Shares (shares)                                       0                      --                       --
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  Warrants (shares)                  A                                         --      G
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  Certificate of Stock               B                                         --      H
  Acquisition Rights (shares)
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  Bonds with Stock Acquisition       C                                         --      I
  Rights (shares)
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  Covered Warrants relating to       D                                                 J
  Subject Securities
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  Depositary Receipts
  Representing Ownership
  Interest in Shares
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  Other Related Depositary           E                                                 K
  Receipts
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  Bonds Redeemable by Subject        F                                                 L
  Securities
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           Total (shares)            M                  0     N                --      O                --
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  Number of Shares, Etc., which      P                 --
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
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  Number of Shares, Etc. Held        Q                  0
  (Total) (M+N+O-P)
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  Number of Potentially Diluted      R
  Shares Held
  (A+B+C+D+E+F+G+H+I+J+K+L)
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

       [2] Percentage of Shares, Etc. Held

------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares      S          8,857,000
  (shares) (as of February 6,
  2005)
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  Percentage of Shares, Etc.                           --
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
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  Percentage of Shares, Etc.                         9.06
  Held Stated in the Preceding
  Report (%)
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

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)
        As provided for in Form No. 2 attached hereto

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       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
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

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

Form No. 2

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (In cases falling within the category of bulk transfer in short period)

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     Date         Kind of Stock, Etc.        Number      Acquisition / Disposal    Transferee     Unit Price
------------------------------------------------------------------------------------------------------------
   March 11,     Shares of common stock     890,000             Disposal           Zypro, Inc.     JPY 673
     2005
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


     (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
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   Not Applicable.
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     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
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   Amount of Own Funds (T) (JPY 1,000)                  0
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   Total Amount of Borrowed Funds (U)                  --
   (JPY 1,000)
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   Total Amount of Other Funds (V) (JPY 1,000)         --
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   Breakdown of Above (V)                              --
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   Total Amount of Funds for Acquisition                0
   (JPY 1,000) (T+U+V)
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


       [2] Breakdown of Borrowings

------------------------------------------------------------------------------------------------------------
  Number          Name             Type of         Name of          Location        Purpose of     Amount
            (Name of Branch)      Business     Representative                       Borrowing    (JPY 1,000)
------------------------------------------------------------------------------------------------------------
    1       Not Applicable.
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    2
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    3
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    4
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    5
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    6
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    7
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    8
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    9
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    10
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